Mail Stop 4561

November 27, 2006

Via U.S. Mail and Fax (514) 935-9758
Mr. Louis Greco
President
Global Biotech Corp.
2515 Guenette
Montreal, Quebec H4R 2E9

RE: **Sword Comp-Soft Corp.**
   Form 10-KSB for the fiscal year ended November 30, 2005
   Filed May 5, 2006
   File No. 0-33271

Dear Mr. Greco:

  We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In the future, please ensure that all of your filings include all required information on their covers, including the file number and form title.

Item 8a. Controls and Procedures

2. In future filings please revise your disclosure to correctly identify the evaluation date as being as of the end of the period presented.

Balance Sheets, page 2

3. Please revise footnote 4 to provide us with more information regarding the issuance of the related party notes receivable. Tell us what the issuance was related to and who it is due from. In addition, please revise to disclose all the significant terms of the note including when it is due.

4. Please revise to include a footnote providing details of the investment in other companies. Please disclose what the investment was and how you determined the value of the investment. You also disclose in footnote 2h that the changes in the fair value of the investments are reflected in the statement of comprehensive income or (loss) in accordance with SFAS 130. We see no evidence that this has been done. Tell us how you valued the investment from period to period and also disclose the amount of proceeds that were received when you sold the investments. Include details of each sale in your disclosure. We may have further comment.

Statements of Cash Flows, page 7

5. Please revise to include gain on sale of investment for all periods presented as a reconciling item to arrive at net cash provided by (used in) operating activities.

6. Please explain to us why proceeds from sales of investment shares are classified as financing activities as opposed to being classified as investing activities. Also, please revise to reflect the actual proceeds received instead of just the change in balance from period to period.

Note 1. Organization and Description of Business, page 8

7. Revise your disclosure to discuss your organization and business as of November 30, 2005.

Note 2. Summary of Significant Accounting Policies

j. Foreign Currency Exchange, page 10

8. Please tell us why you have included this disclosure. We do not see any evidence of foreign operations.

9. Please confirm to us that you do not have any stock option plans or outstanding stock options to employees.

Note 13. Significant Events, page 17

10.   Please clarify whether you paid the former parent company $700,000 or whether you issued the former parent company a note for $700,000. If a note was issued, disclose the terms of the note, including the interest rate, as well as the balance at November 30, 2005.

11.   Please clarify the terms of the arrangement with Advanced Fluid Technologies. It appears that the purchase price is a combination of the forgiveness of debt and common stock to be issued. Confirm if this is correct. It also appears that the common stock has not yet been issued and as such the assets to be acquired have not yet been transferred. Clarify your accounting for the forgiveness of debt and how it will be affected if the transaction is not finalized.

12.   Also, clarify how you intend to account for the transaction with Advanced Fluid Technologies. For example, tell us whether this is an asset purchase, a reverse acquisition, or another type of business combination. Please cite the guidance that you relied upon to make this determination. For reference see SFAS 141.

* * * *

        Please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

Daniel L. Gordon
Branch Chief